UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16 November 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X                    Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                          No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALING IN SECURITIES BY DIRECTOR AND COMPANY SECRETARY OF
HARMONY GOLD MINING COMPANY LIMITED (“THE COMPANY”)

JOHANNESBURG, SOUTH AFRICA – 16 November 2009 – In
compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited (“Listings Requirements”),
the following information is disclosed:
1.
Name of director: Graham Briggs
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Grant of share
appreciation rights
Periods of vesting:
Share appreciation
rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date: 16 November 2009
Class of securities:
Share appreciation
rights and Ordinary
shares

Strike price:
R77.28
Number of Share
appreciation Rights:
14 286
Number of performance
shares allocated:
74 534

Nature and extent of
director’s Interest:
Direct beneficial

2.
Name of director: Hannes Meyer
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Grant of share
appreciation rights and
performance shares

Periods of vesting:
Share appreciation
rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.
Date: 16 November 2009
Class of securities:
Appreciation rights and
Ordinary shares

Strike price:
R77.28
Number of Share
appreciation Rights:
8 557
Number of performance
shares allocated:
27 902
Nature and extent of
director’s Interest:
Direct beneficial

3.
Name of company secretary: Khanya Maluleke
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Grant of share
appreciation rights.
Periods of vesting:
Share appreciation
rights vest in equal

thirds on the third,
fourth and fifth
anniversary of the
allocation.
Date: 16 November 2009
Class of securities:
Share appreciation
rights

Strike price:
R77.28
Number of Share appreciation
Rights allocated:
5974
Nature and extent of
director’s Interest:
Direct beneficial

In terms of Section 3.66 of the Listings Requirements, the
allocations have been approved by the Remuneration
Committee and Board of Directors of the Company.

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  November 16 , 2009
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director